January 16, 2026

Chenlong Tan
Chief Executive Officer
iPower Inc.
8798 9th Street
Rancho Cucamonga, CA 91730

       Re: iPower Inc.
           Registration Statement on Form S-1
           Filed January 12, 2026
           File No. 333-292682
Dear Chenlong Tan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Megan J. Penick